

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2016

Via E-Mail

Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> Re: **Asta Funding, Inc.**
> **Schedule TO-C filed March 15, 2016**
> **Schedule TO-T filed on March 22, 2016**
> **Filed by The Mangrove Partners Master Fund Ltd.**
> **and MPF InvestCo 4, LLC**
> **File No. 5-44713**

Dear Mr. Wolosky:

The Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1)(I) to the Schedule TO-T.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T – Item 10. Financial Statements

1. It appears that financial statements for the bidders may be material in the context of this Offer, given that bidders currently own approximately 17% of the Company's Shares and will own 42.2% of the Shares if this Offer is fully subscribed. We further note that this Offer is outside the "safe harbor" provided in Instruction 2 to Item 10 of Schedule TO, since this is a partial offer and bidders are not reporting companies under the Exchange Act. In addition, bidders filed their first Schedule 13D with respect to their ownership in the Company on March 2, 2016 and do not appear to be

otherwise affiliated with the target company, such that target shareholders would already have access to information about bidders and their affiliates. Please provide the financial statement disclosure required by Item 10 of Schedule TO or explain in your response letter how you determined that such requirement is inapplicable here. We may have further comments.

Possible Effects of the Offer on the Market for the Shares…, page 12

2. We note your disclosure here that while it is not your intention, "the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act." You similarly disclose in this section that the purchase of Shares in the Offer may result in them becoming delisted from the NASDAQ. We further note that if the Offer is fully subscribed, bidders and their affiliates will own 42.2% of the Shares. Please provide your analysis as to the applicability of Rule 13e-3 to the Offer, or file a Schedule 13E-3 and provide and disseminate all of the disclosure required by that Schedule. We may have further comments after reviewing your response.

3. See our last comment above. Your analysis should address whether this is the first step in a series of transactions that may result in a going private effect under Rule 13e-3.

Information about MPF InvestCo 4, page 14

4. Please provide the disclosure about control persons of the bidders required by General Instruction C to Schedule TO.

Purpose of the Offer, page 14

5. Refer to Item 6 of Schedule TO. State your current intentions with respect to any plans, proposals or negotiations related to the kinds of transactions listed in Item 1006(c)(1)-(7) of Regulation M-A.

Past Contacts with Asta Funding, page 14

6. We note that bidders filed an initial Schedule 13D on March 2, 2016. That filing did not disclose a specific intent to engage in any extraordinary transaction, including this tender offer. Generic Item 4 disclosure in the Schedule 13D stated that the filers might increase or decrease their share ownership in Asta Funding. The Schedule 13D was not amended until March 17, 2016, two days after this Offer was announced. Detail the steps bidders took in anticipation of announcing this Offer on March 15, 2016, with appropriate dates. We may have further comments.

Conditions of the Offer, page 15

7. We note the disclosure in the last paragraph of this section that all of the listed Offer conditions are for your sole benefit and may be asserted by bidders regardless of the circumstances giving rise to such condition. Revise to avoid the implication that you may terminate the Offer based on actions or inactions completely within the control of bidders.

8. In the same paragraph, the disclosure in the next sentence indicates that failure to assert a condition shall not be deemed a waiver of such condition, which shall be deemed an ongoing right. Please be advised that if a condition is triggered while the Offer is pending, we believe you must promptly advise shareholders whether you will assert the condition and terminate the Offer, or waive it and proceed. Please revise the disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions